Morgan Lewis

Beau Yanoshik

Partner

+1.202.373.6133

beau.yanoshik@morganlewis.com

Via EDGAR Correspondence

August 2, 2021

Yoon Choo, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re: BNY Mellon ETF Trust (the “Registrant”)

File Nos. 333-234030 and 811-23477

Dear Ms. Choo:

This letter responds to comments you provided on July 22, 2021, with respect to Post-Effective Amendment No. 4 to the Registrant’s Registration Statement on Form N-1A. Post-Effective Amendment No. 4 was filed on May 3, 2021, and included disclosure with respect to the BNY Mellon Ultra Short Income ETF, a separate series of the Registrant. Summaries of the comments and responses thereto on behalf of the Registrant are provided below.

Statement of Additional Information (“SAI”)

1.	Comment: Please revise the fund’s fundamental policy regarding industry concentration below to remove the phrase “under normal circumstances” from the policy. The staff believes this phrase is open to broad interpretation including circumstances beyond the fund taking a temporary defensive position. Alternatively, include in the industry concentration policy the circumstances under which the fund would depart from the policy (e.g., to take a temporary defensive position).

The fund may not invest more than 25% of its assets in the securities of issuers in any single industry, provided that there shall be no limitation on the purchase of obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities or shares of other investment companies; except that under normal circumstances the fund will invest more than 25% of its assets in the banking industry.

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004 +1.202.739.3000

United States +1.202.739.3001

                Response: The Registrant has replaced the fund’s fundamental policy regarding industry concentration with the following:

The fund may not invest more than 25% of its assets in the securities of issuers in any single industry, provided that there shall be no limitation on the purchase of obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities or shares of other investment companies; except that the fund will invest more than 25% of its assets in the banking industry (however, during periods when the fund invests for temporary defensive purposes, the fund’s assets may not be concentrated in the banking industry).

Part C/Exhibits

2.	Comment: The fund’s Amended and Restated Declaration of Trust includes (1) limits/requirements on derivative and direct actions, (2) requires jurisdiction only in the Chosen Courts (as defined in Section 11.4(d)), and (3) includes a waiver of jury trial provision. Please summarize each of these provisions in the prospectus as requested in the initial comments provided by the staff with respect to Post-Effective Amendment No. 4. The staff position is that this disclosure must be included because the Declaration of Trust provisions materially affect the rights of shareholders to bring an action and the disclosure of these provisions in the prospectus is necessary to provide investors with material information relevant to their investment decision.

               Response: While, as previously noted, the Registrant is not aware of any Form N-1A requirement to include such disclosure, the Registrant has added disclosure to the SAI to address this comment.

Prospectus

3.	Comment: Please explain what “market expectations” means as used in the following sentence included in the revised Principal Investment Strategy section.

Once the fair market value of a bond is estimated, the portfolio managers then assess market expectations to determine why the bond is over- or undervalued.

Response: The Registrant has replaced the sentence above with the following:

Once the fair market value of a bond is estimated, the portfolio managers then assess broad market factors that may impact the market price of a given security (e.g., expected future inflation, expected economic growth, path of interest rates) to determine if and why the bond is over- or undervalued.

4.	Comment: Please explain how the portfolio managers manage the fund’s duration and yield curve positioning based on market expectations as stated in the following sentence included in the revised Principal Investment Strategy section.

The portfolio managers manage the fund’s duration and yield curve positioning based on market expectations.

                        Response: The Registrant has replaced the sentence above with the following:

The portfolio managers manage the fund’s duration and yield curve positioning based on the portfolio managers’ expectations of future interest rates compared to current yield curves.

* * * * * * * * * *

We hope the foregoing is responsive to each of the comments you provided. Please do not hesitate to contact me at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik

Beau Yanoshik

cc: W. John McGuire

Jeff Prusnofsky